Exhibit 12.1

United States Steel Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2016	2015	2014	2013	2012
Earnings:
Loss (earnings) before income taxes and noncontrolling interests	$(416)	$(1,459)	$170	$(2,232)	$6
Fixed charges, as shown below	288	282	301	373	306
Adjustment for equity income	(98)	(38)	(142)	(40)	(144)
Capitalized Interest	(4)	(14)	(14)	(19)	(41)
Distributions from equity affiliates	9	11	8	13	99
Adjusted Earnings (Loss) (A)	$(221)	$(1,218)	$323	$(1,905)	$226
Fixed charges:
Portion of rentals representing interest(a)	$41	$43	$41	$41	$34
Capitalized interest	4	14	14	19	41
Other interest and fixed charges	243	225	246	313	231
Total fixed charges (B)	$288	$282	$301	$373	$306
Ratio of (A) to (B)	(e)	(d)	1.07	(c)	(b)

(a)	The interest portion of the rental expense is calculated based on the appropriate proportion deemed representative of the interest component (i.e., one third of rental expense).

(b)	Earnings did not cover fixed charges by $80 million.

(c)	Earnings did not cover fixed charges by $2,278 million.

(d)	Earnings did not cover fixed charges by $1,500 million.

(e)	Earnings did not cover fixed charges by $509 million